Exhibit 99.1

Brooge Energy Reports Revenue of $23.3 Million for the Six Months Ended June 30, 2021

Global demand for oil storage drives higher fixed storage rates

At June 30, 2021, the Company had $37.2 million in cash and bank balances

NEW YORK, September 13, 2021 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, in the Port of Fujairah in the United Arab Emirates, (“UAE”) through its wholly-owned subsidiaries Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), today announced its financial results for the six months ended June 30, 2021. All figures are in U.S. dollars.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, commented, “We are pleased to have delivered year over year growth in revenue as our business benefitted from higher fixed storage rates. In addition, we were awarded five new contracts with more attractive terms. Demand for oil storage remains strong and we are benefitting from our strategic location in Fujairah with our storage units currently at full capacity. With additional capacity coming on line we are well positioned to meet the anticipated strong demand.”

Mr. Paardenkooper continued, “We continue to execute on our strategic priorities. During the first half of the year, we made significant progress with our Phase II project and subsequent to second quarter end construction was completed and we applied for the necessary regulatory permits to start testing and commissioning. With customers in place and operations now underway, we are now generating revenue from the Phase II facility which we expect to be reflected in our financial results for the second half of 2021. With respect to Phase III, the feasibility study has been completed by Ernst & Young and we can move ahead with this project. We also made the strategic decision to add a new platform for growth with the signing of a refinery agreement with a large oil trader. This is a low-risk project for us as the trading partner will assume the cost of construction as well as any oil price risk, while we will do what we do best which is operate the facility. When operational, the facility will drive additional revenue for us with attractive margins. We are very excited about these new initiatives and the opportunity ahead to grow our business.”

Operational Highlights in 2021 to Date:

Phase I:

●	Customers have renewed fixed lease contracts for 233,072 cubic meters (cbm) of Phase I storage capacity, at a premium that is up to 70% higher than the starting fixed lease storage price of the earlier contracts. The contract renewals consist of a total of 190,072 cbm signed with two clients on three-year terms each consisting of one year plus a two-year mutual renewal clause. The remaining 43,000 cbm was renewed by a client for a three-year term consisting of six months plus six months, subject to mutual renewal for an additional two years.

Phase II:

●	Applied for and received approval for a permit to start testing and commissioning, which was the final regulatory step ahead of starting Phase II Storage Facility operations.

●	Phase II is fully contracted, and the Company has already commenced receipt of advanced income for Phase II storage fees, which are anticipated to contribute to its revenues in the second half of 2021.

●	In September 2021, subsequent to the reporting period, Phase II operations launched, with the Company receiving its first cargo.

Phase III:

●	Ernst & Young completed the feasibility study for the Phase III oil storage facility and refinery. The feasibility study supports the financial viability of the Company’s Phase III expansion plan, highlighting upcoming infrastructure investments in the region as a key driver of sustainable storage demand and rising domestic and export demand for refined products as a key driver of refinery demand.

Corporate Governance:

●	Appointed Nariman Karbhari and Tony Boutros as independent members of its Board of Directors effective as of May 16, 2021.

Operational Milestones for Remainder of 2021:

●	Phase III is anticipated to commence construction which will expand capacity by up to 2.5 million cbm (the total land for Phase III has the potential to host up to 3.5 million cbm of storage capacity) and will include a modular 25,000 barrel per day (“bpd”) refinery, and a larger 180,000 bpd conventional refinery.

Financial Information for the Six Months Ended June 30, 2021:

Revenue for the six-month period ended June 30, 2021 increased to $23.3 million as compared to $22.9 million for the same period ended June 30, 2020 primarily due to higher storage rates in 2021 as compared to 2020. In 2020, higher storage demand was triggered especially after the WTI crash, and a global shortage of storage was highlighted more specifically in Fujairah, which drove the storage fees higher and the demand for ancillary services lower. In addition, the Company’s high tech, and high-speed facilities with the lowest product loss ratios attracted increasingly more attention enabling the business to obtain five new customers with higher premiums.

The decrease of $4.1 million in ancillary services as compared to six months ended June 2020 was offset by $4.5 million from new contracts at higher storage rates and terms of agreement. Ancillary services revenue also includes port charges of $1.3 million that are paid by the Company to the port authority and recharged to the customers.

Direct costs increased by $1.1 million or 17.2% from $6.1 million in the six-month period ended June 30, 2020 to $7.2 million in the six-month period ended June 30, 2021. The major reasons for this increase are as follows:

-	An increase of $0.6 million in port expenses due to the increased port activity and movement with the introduction of more customers.

-	An increase in depreciation of $0.05 million due to the addition of general office fixed assets during the year.

-	An increase of $0.2 million in inventory in preparation for the opening of Phase II operations.

-	An increase of $0.1million in insurance charges and an increase of $0.1 million in maintenance charges for the port equipment

The Company’s gross profit for the six-month period ended June 30, 2021, was $16.1 million compared with $16.7 million in the same period of the prior year, representing a decrease of 4.0% compared to previous half year. This decrease of $0.6 million in gross profit is a result of increase in revenue by $0.4 million and increase in direct costs by $11 million, as explained above.

General and administrative expenses increased by $1 million or 38.9% from $2.7 million in June 2020 to $3.7 million in June 2021. The major reasons for this increase are:

-	An increase of $0.39 million in salaries and wages which is due to the new recruitments starting from April 2020.

-	An increase of $0.66 million in professional charges which includes legal, consultancy, and research charges as well as professional audit fees of $0.06 million due to the audit of BEL and BPGIC for the half year and year end.

-	An increase in insurance charges of $0.2 million which includes insurance for executive level employees and directors. Moreover, an additional increase of $0.04 million in board member fees.

These increases were partially offset by:

-	Repairs and maintenance costs which decreased during first six months of 2021 by $0.09 million.

-	Due to restrictions associated with the COVID-19 pandemic, travelling expenses decreased by $0.062 million, advertisement expenses decreased by $0.057 million and business promotion expenses decreased by $0.087 million.

During the six-month period ended June 30, 2021, finance costs increased 64.8% over the same period of the prior year to $5.6 million from $3.4 million, respectively. The main reasons for the increase in finance costs are:

-	The finance costs on borrowings & bank charges includes interest expense of $4.8 million, on the $200 million Bond Financing Facility as compared to $2.3 million in interest expense for the six-month period ended June 30, 2020 on term loans which were settled in November 2020 with the proceeds from the new bonds.

Adjusted EBITDA was $15.3 million or 65.7% of revenue, in the six-month period ended June 30, 2021, compared with $17.0 million, or 73.9% of revenue, for the same period of the prior year. This represented a decline of $1.6 million, or 10.0%. The main reasons for decline of Adjusted EBITDA for the six-month period ended June 30, 2021 are as follows:

1.	There was an increase of total direct costs of $1.1 million from $6.1 million in the six-month period ended June 30, 2020 to $7.2 million in the six-month period ended June 30, 2021 which is 17.2% over the previous period June 2020. Also, general and administrative expenses increased by 39% or $1 million from $2.7 million in June 2020 to $3.7 million in June 2021.

2.	This overall increase in revenue by $0.3 million and increase in expenses by $2.1 million contributed to the decrease in Adjusted EBITDA.

During the first six months of 2021, the Company generated net profit of $11.1 million, compared to $16.2 million in the same period in 2020. The decrease in 2021 is primarily due to higher finance costs and a lower non-cash benefit from changes in fair value of derivative warrant liability.

Balance Sheet and Liquidity:

The Company had cash and bank balances of $37.2 million at June 30, 2021.

During the first six months of 2021, capital expenditures amounted to $14.7 million. During the period the Company made net payments of $11.5million towards the Phase II construction, of which $1.1 million was provided from the Company’s operating cash flow and the balance of $10.4 million from the proceeds of the 2020 Bond Financing Facility.

Capital expenditures in remainder of 2021 are expected to be approximately $14.1 million, which is expected to be funded primarily through cash from operations and from the remainder of the proceeds from the 2020 Bond Financing Facility. These planned capital expenditures will consist primarily of expenditures related to the construction of the Phase II facility.

Additional Subsequent Events:

On July 1, 2021, the BPGIC III signed a refinery agreement with an oil trading company for a 25,000 barrel per day modular refinery. The refinery is intended to produce high-in-demand, IM compliant, very low sulphur fuel oil as a step towards more environmentally friendly solutions. BPGIC III will sublease land to the oil trading company, which will be responsible for constructing the refinery including bearing the full cost of construction. Following completion of construction, BPGIC III will be responsible for operating the refinery, earning revenue from tolling fees on take-or-pay basis. The agreement between the BPGIC III and the oil trading company includes a tolling contract for a tenure of twenty years, consisting of a five-year contract to commence upon completion of the construction of the refinery, and three renewal periods of five years each.

In September 2021, phase II construction has been completed and operations have commenced as of September 9, 2021.

Earnings Conference Call and Webcast Information

Date:	September 15, 2021

Time:	8:00 a.m. ET / 4:00 p.m. UAE

Dial-in numbers:	Toll Free: 1-877-425-9470 Toll/International: 1-201-389-0878 United Arab Emirates Toll Free: 800 035 703 290

Instructions:	Request the “Brooge Energy Call” or Conference ID: 13723052

Live webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1495735&tp_key=7744e1a890

A dial-in replay of the call will also be available to those interested, until September 22, 2021. To access the replay, dial +1 844-512-2921 (United States) or +1 412-317-6671 (International) and enter replay pin number: 13723052.

About Brooge Energy Limited

Brooge Energy conducts all its business and operations through its wholly owned subsidiaries, BPGIC and BPGIC III, Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz in the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information, please visit at www.broogeenergy.com.

Adjusted EBITDA Reconciliation

Adjusted EBITDA is not a financial measure presented in accordance with IFRS. Adjusted EBITDA should not be considered in isolation or as a substitute for or superior to analysis of our results, including net income, prepared in accordance with IFRS. Because Adjusted EBITDA is a non-IFRS measure, it may be defined differently by other companies in our industry, our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing the utility. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present Adjusted EBITDA as a supplemental performance measure because we believe that the presentation of this non-IFRS financial measure will provide useful information to investors in assessing our financial condition and results of operations. Profit (loss) is the IFRS measure most directly comparable to Adjusted EBITDA. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Some limitations of Adjusted EBITDA are:

●	Adjusted EBITDA does reflect finance costs of, or the cash requirements necessary to service interest on our debts; and

●	Adjusted EBITDA excludes depreciation and although these are non-cash charges, the assets being depreciated may have to be replaced in the future.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable IFRS measure, understanding the difference between Adjusted EBITDA and profit (loss) and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

The following table presents a reconciliation of net income to Adjusted EBITDA, the most directly comparable IFRS financial measure for the indicated periods:

	Adjusted EBITDA Six Months ended
	$30-Jun-2021	30-Jun-2020
Profit for the year/ period	11,074,894	16,166,652
Adjustments for:
Depreciation charge	2,918,162	2,875,273
Finance costs	5,556,008	3,370,988
Net changes in estimated fair value of derivative warrant liabilities	(2,536,780)	(5,307,225)
Net changes in fair value of derivative financial instruments	(1,716,742)	(179,758)
Total Adjustments	4,220,648	759,278
Adjusted EBITDA	15,295,542	16,925,930
Revenues	23,286,003	22,893,875
Adjusted EBITDA % of Revenues	65.7%	73.93%

*	Discussion of reconciliations of Adjusted EBITDA (a non-IFRS financial measure) to Profit (an IFRS financial measure) is presented below under “Adjusted EBITDA Reconciliation.”

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts, including the expected revenues from Phase II and the anticipated construction of Phase III, that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

+1 212-896-1254

BROG@kcsa.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended 30 June 2021

	Six-month	Six-month
	period ended	period ended
	30 June	30 June
	2021	2020
	USD	USD

Revenue	23,286,003	22,893,875
Direct costs	(7,202,719)	(6,146,872)

GROSS PROFIT	16,083,284	16,747,003

General and administrative expenses	(3,744,100)	(2,696,346)
Finance costs	(5,556,008)	(3,370,988)
Other income	38,196	-
Changes in fair value of derivative financial instruments	1,716,742	179,758
Changes in fair value of derivative warrant liability	2,536,780	5,307,225

NET PROFIT	11,074,894	16,166,652

Other comprehensive income	-	-

PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11,074,894	16,166,652

Earnings per share attributable to the ordinary shareholders of the Group:

Basic and diluted earnings per share (cents)	0.126	0.184

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At 30 June	At 31 December
	2021	2020
	USD	USD

ASSETS
Non-current assets
Property, plant and equipment	396,489,660	367,303,525
Capital advances	14,726,245	16,418,065
Restricted bank balance	8,500,000	8,500,000
Derivative financial instrument	1,716,742	-

	421,432,647	392,221,590

Current assets
Inventories	325,380	321,789
Trade and other receivables	4,743,304	690,232
Bank balances and cash	28,714,494	39,389,935

	33,783,178	40,401,956

TOTAL ASSETS	455,215,825	432,623,546

EQUITY AND LIABILITIES
Equity
Share capital	8,801	8,801
Share premium	101,777,058	101,777,058
Shareholders’ account	73,059,743	73,059,743
General reserve	680,643	680,643
Accumulated losses	(35,832,674)	(46,907,568)

Total equity	139,693,571	128,618,677

Liabilities
Non-current liabilities
Borrowings	174,030,646	180,014,715
Lease liability	80,047,117	79,289,507
Provisions	962,158	913,848

	255,039,921	260,218,070

Current liabilities
Derivative warrant liability	10,625,064	13,161,844
Borrowings	14,000,000	7,000,000
Accounts payable, accruals and other payables	23,893,704	13,829,897
Lease liability	11,963,565	9,795,058

	60,482,333	43,786,799

Total liabilities	315,522,254	304,004,869

TOTAL EQUITY AND LIABILITIES	455,215,825	432,623,546